FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2016

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL
By T E LOVELL
SECRETARY
Date: 26 July 2016

EXHIBIT INDEX -----------------------
EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 26 July 2016
UNILEVER PRICES $1.25BN BOND ON THE U.S. MARKET

Exhibit 99

UNILEVER PRICES $1.25BN BOND ON THE U.S. MARKET

Unilever has on 25 July 2016 priced a dual-tranche $1.25 billion bond on the U.S. market. $550 million 1.375 per cent fixed rate notes are due 28 July 2021, with a further $700 million 2.0 per cent fixed rate notes due 28 July 2026. The bond offering is scheduled to close on 28 July 2016.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA Inc. at 1-866-271-7403.

An electronic copy of the preliminary prospectus supplement, together with the prospectus, is also available on the SEC's website, www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home, Personal Care and Refreshment products with sales in over 190 countries and reaching 2 billion consumers a day. It has 169,000 employees and generated sales of €53.3 billion in 2015. Over half (58%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Marmite, Magnum and Lynx.

Unilever's Sustainable Living Plan (USLP) commits to:

●          Helping more than a billion people take action to improve their health and well-being.

●          Halving the environmental impact of our products by 2030.

●          Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2015 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2015 GlobeScan/SustainAbility annual survey for the sixth year running. Unilever was ranked the most sustainable food and beverage company in Oxfam's 2016 Behind the Brands Scorecard in 2016 for the second year.
For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/